SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2013

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2013 and 2012.This report is dated March 24, 2014 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2013 and 2012, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The accompanying consolidated financial statements for the year ended December 31, 2013 and the comparative year ended December 31, 2012 have been prepared by the Company in accordance with International Financial Reporting Standards “IFRS” as issued by the International Accounting Standards Board.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary operating results ($000's- except per share amounts)	2013	2012	2011
Corporate and administrative costs	(11,831)	(15,832)	(19,840)
Impairment of marketable securities	(4,579)	(1,216)	-
Gain on disposition of mineral properties	2,006	1,076	154
Other income - flow-through shares	6,256	5,739	195
Income taxes	(5,960)	(2,624)	(498)
Other	459	348	(109)
Net loss	(13,649)	(12,509)	(20,098)
Basic loss per share	(0.30)	(0.29)	(0.48)
Diluted loss per share	(0.30)	(0.29)	(0.48)

Summary balance sheets ($000's)	2013	2012	2011
Current assets	33,390	53,952	59,908
Non-current assets	236,987	209,651	168,811
Total assets	270,377	263,603	228,719
Current liabilities	8,481	10,563	8,272
Non-current liabilities	8,141	4,510	3,085
Equity	253,755	248,530	217,362
Total liabilities and equity	270,377	263,603	228,719

Results of Operations
The net loss for the year ended December 31, 2013 was $13.6 million or $0.30 per share and compares to a similar net loss of $12.5 million or $0.29 per share for 2012.

The main expenses contributing to the losses in both 2013 and 2012 were corporate and administrative costs, and in particular, stock based compensation, impairment of marketable securities and income taxes. Offsetting some of these losses was the recognition, in both the current and comparative year, of other income relating to the flow-through financing completed in 2012 and late 2013 and the recognition of a gain on the disposition of mineral properties in 2013. These items are discussed further below.

In 2013, corporate and administrative expenses decreased by $4.0 million, resulting from the reduced stock-based compensation expense. In 2013, amortization of the fair value of options granted in 2010 to 2013 and the amortization of restricted share units (“RSU”) granted in 2013 represented $7.0 million or 59% of total corporate and administrative costs. In 2012, amortization of the fair value of options previously granted represented 68% or $10.7 million of the total of $15.8 million recognized in that year. $3.4 million of stock-based compensation related to stock option grants will be amortized and charged to the statement of operation in 2014 and 2015. A summary of grants, fair values and charges to the statement of operations is as follows:

Options granted (000's except number of options and exercise prices)	Number of options	Exercise price	Fair value	Expensed prior to 2012	Expensed in 2012	Expensed in 2013	Remaining balance to be expensed
August 8, 2007	120,000	29.60	792	792	-	-	-
December 8, 2008	515,000	10.54	3,043	3,043	-	-	-
December 20, 2010	950,000	29.75	12,363	8,859	2,568	655	281
March 1, 2011	200,000	28.80	3,274	1,705	1,364	205	-
March 29, 2011	150,000	30.42	2,552	1,134	1,134	284	-
June 29, 2011	50,000	27.39	583	93	183	183	124
December 12, 2011	550,000	21.98	6,454	245	4,490	1,719	-
March 7, 2012	25,000	21.54	305	-	251	54	-
June 27, 2012	100,000	14.70	839	-	288	415	136
September 11, 2012	180,000	17.32	1,749	-	358	987	404
December 12, 2012	165,000	17.52	1,581	-	55	964	562
March 3, 2013	705,000	12.60	2,485	-	-	1,226	1,259
June 5, 2013	100,000	12.91	724	-	-	257	467
December 19, 2013	50,000	8.00	186	-	-	9	177
					10,691	6,958	3,410

The Company implemented an RSU plan in late 2013 and granted 235,000 RSUs to certain non-director, key management personnel. Pursuant to the RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU which is not to exceed two years. The RSU Plan along with the 2013 grants are subject to shareholder and regulatory approval. The RSUs will be exchanged for shares of the Company upon the later of vesting criteria being met and shareholder approval of the RSU Plan. The fair value of the grants, of $1.9 million, was estimated as at the grant date and $0.1 million has been recognized in stock-based compensation in 2013 and the remaining $1.8 million will be expensed in 2014 and 2015. The expected service periods vary from six to eighteen months depending on the corporate objectives that are to be met.

Non-stock based employee compensation of $3.1 million expensed in 2013 is down slightly from the $3.3 million incurred in 2012 due to reduced bonus remuneration. It is expected that employee compensation will remain at current levels into 2014 as staff levels are not expected to fluctuate significantly.

Other corporate and administrative costs incurred in 2013 of $1.7 million compare similarly to those incurred in 2012 of $1.8 million and the Company expects similar costs in 2014.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties, as well as other short-term investments. The majority of these financial assets are recorded at fair value on the statements of financial position. One of these investments, that being the shares held in Wolfpack Gold Corp. (“Wolfpack”), is classified as an associate, due to the percentage representation of the Company’s personnel on Wolfpack’s Board of Directors. As such, the investment in Wolfpack is accounted for using the equity method. The gold equity markets continued to experience significant volatility in the current year and as the Company determined that the recoverability of several of these investments was impaired it recorded a $4.6 million impairment charge to the statement of operations. The comparable charge to the statement of operations in 2012 was $1.2 million. The Company may incur further losses on these holdings in the future depending on market conditions and management will continue to monitor the holdings and strive to maximize the recoverable value. Also in 2013 a $0.1 million gain was recognized on the disposition of one investment that had been previously impaired.

Pursuant to an agreement made in 2011, between the Company and Orsa Ventures Corp. (“Orsa”), the Company granted Orsa the exclusive option to earn a 100% interest in the Quartz Mountain gold property by making staged payments based on time and development objectives. In 2013, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and the Company received the next scheduled payment of $2 million from Alamos. The cash received was recorded first as a recovery against the carrying value of the mineral properties, of $0.1 million, and the excess, of $1.9 million has been recorded as a gain.

An additional gain on disposition of mineral properties was recorded on the receipt, in 2013, of 250,000 shares of Banks Island Gold for an agreed upon deferral of a $1.5 million payment that was due on an option agreement for the Company’s Red Mountain project. The Company had recognized a gain of $1.1 million in 2012 for the cash and fair value of shares received, from Banks Island Gold, in that year as the full book value of the Red Mountain project had been fully recovered with the 2012 payments. It was announced subsequent to December 31, 2013 that Banks Island Gold was not pursuing the option to purchase the Red Mountain project and the ownership of the project and the consideration received, in the form of cash and shares, of Banks Island Gold is retained by the Company.

The Company recorded $6.3 million of other income, in 2013, related to two private placements of flow-through shares it finalized in November 2012.  A combined premium of $6.7 million was recognized as a liability on the statement of financial position when the financing closed and $0.4 million was recognized as other income in 2012 for expenditures made in the period from closing of the financing to December 31, 2012. The premium reflects the value the investors paid for the renounced expenditures purchased and deductible to them for tax purposes. In 2013, as qualifying expenditures were made, the remaining premium of $6.3 million was fully recognized on the statement of operations as other income. The Company recognized income of $5.7 million in 2012 fully amortizing a similar flow-through premium set up in 2011.

In December 2013, the Company completed a private placement of flow-through shares and recorded a similar premium of $5.3 million on the statement of financial position, at that time and the premium will be recorded as income on the statement of operations in 2014 as qualifying expenditures on the projects are made.

Interest income decreased slightly in 2013 over the comparable year and reflects the reduced cash balances in the current year. Interest rates have remained steady over the past two fiscal years and current economic indicators do not point to significantly enhanced returns in the near term. The Company’s objective is to preserve the principal of its short-term investments and will seek to maximize the return it can attract.

In 2013, the Company recognized income tax expense of $6.0 million (2012 - $2.6 million) related to the potential unwinding of taxable temporary differences between the tax basis and book values of mineral properties, tax liabilities related to the 2012 flow-through financing and the tax treatment on the proceeds from the disposition, or optioning, of the Company’s non-core assets.

Quarterly Information
Selected financial information for the last eight quarters ending December 31, 2013 is as follows (unaudited):

Quarterly operating results ($000's)	4th Quarter Ended December 31, 2013	3rd Quarter Ended September 30, 2013	2nd Quarter Ended June 30, 2013	1st Quarter Ended March 31, 2013
Revenue	-	-	-	-
Loss for period	(2,447)	(2,045)	(5,679)	(3,478)
Basic loss per share	(0.05)	(0.04)	(0.13)	(0.08)
Diluted loss per share	(0.05)	(0.04)	(0.13)	(0.08)

Quarterly operating results ($000's)	4th Quarter Ended December 31, 2012	3rd Quarter Ended September 30, 2012	2nd Quarter Ended June 30, 2012	1st Quarter Ended March 30, 2012
Revenue	-	-	-	-
Loss for period	(2,651)	(5,311)	(2,283)	(2,264)
Basic loss per share	(0.08)	(0.12)	(0.05)	(0.04)
Diluted loss per share	(0.08)	(0.12)	(0.05)	(0.04)

Loss for the period for the second quarter of 2013 has been adjusted to reflect the correction of an overstatement of the deferred tax expense and deferred tax liability of $3.9 million. The correction of this overstatement will be reflected prospectively in future filings containing second quarter 2013 financial information.

Major activities in 2013 included (i) an exploration and drilling program at KSM, (ii) responding to preliminary review comments on the environmental assessment application / environmental impact statement for KSM, filed at the beginning of 2013, and (iii) assessing the results of the winter/spring exploration and drilling program at Courageous Lake. Costs associated with the KSM exploration and drilling program are expected to continue into 2014 while the Company completes its exploration and drilling programs. Costs associated with progressing the review and approval of the environmental assessment application / environmental impact statement are expected to continue into the first half of 2014. Minimal exploration activity is planned for Courageous Lake in 2014, as the Company focuses on assessing the extent of an extensive core zone at KSM and searches for additional core deposits on the project.

Mineral Interest Activities
During the year ended December 31, 2013, the Company incurred $34.6 million of expenditures related to its mineral interests compared to $48.8 million in 2012.

In 2013, the Company incurred $28.8 million of expenditures related to the KSM project. Approximately $22.3 million of those expenditures related to drilling and other exploration costs and the balance, of $6.5 million, was incurred to progress the review and approval of the environmental assessment. The Company commenced its 2013 drilling program in late May and continued through to October. The program followed-up on the high-grade copper-gold zone, below the Kerr deposit, discovered in 2012, and named Deep Kerr, and completed follow-up drilling of other high priority targets established in previous exploration programs. The 2013 exploration program resulted in the announcement, subsequent to December 31, 2013, of an additional 515 million tonne inferred resource at Deep Kerr at an average grade of 0.53% copper and 0.36 grams per tonne gold. Drilling on the Deep Kerr deposit has returned the best metal values found to date at KSM, and is favorably located for cost-effective exploitation. This deposit could significantly improve KSM’s projected economics.

Costs were also incurred to respond to initial screening comments, from regulators, on the completeness of the environmental assessment application/environmental impact statement that was filed in the first quarter. The Company submitted supplementary information to the reviewing parties in August and in the same month confirmation was received from regulators that the application entered the 180 day review period. As at the date of this discussion, although the review has surpassed the 180 day period the Company has been asked to agree to an extension of the period in order for further analysis to be prepared by and for the regulators. The Company anticipates receiving an approval of the assessment by the provincial and federal regulators in mid-2014.

Also in 2013, the Company applied for $4.4 million of refundable provincial tax credits related to exploration expenditures incurred in 2010 at KSM. The expected recovery has been credited to mineral properties and a corresponding receivable has been recognized on the December 31, 2013 statement of financial position.

At Courageous Lake, the Company incurred $5.8 million in exploration costs in 2013 to complete the winter and spring exploration and drilling programs at the Walsh Lake deposit and to assess the results of those programs. The exploration program resulted in the announcement, subsequent to December 31, 2013, of an additional 4.62 million tonne inferred resource at the Walsh Lake deposit at an average grade of 3.24 grams of gold per tonne. The Walsh Lake deposit was discovered in 2012. The deposit appears to be the southern extension of the historical Tundra Gold Mine, a high grade gold mine which was abandoned in 1999. The Walsh Lake resource grade is approximately 50% higher than the project's reserve grade at the FAT deposit, is near surface and close to the proposed processing site. The Company continues to evaluate and refine parameters to aid in drill testing the greenstone belt for more satellite deposits.

In 2013, the Company continued its endeavours to divest of its non-core projects through dispositions or the optioning-off of its interests to third parties, who will focus their attention on the properties. The Company’s strategy is, and if warranted, to maintain ownership interests in the companies that will advance the projects through development and participate in the future success of the projects. The Company also maintains, in many cases, a net profit or net smelter return interest in the projects or option therein.

As mentioned above, pursuant to agreements between the Company and Orsa Ventures Corp. and now its acquirer, Alamos, the Company received a cash payment of $2 million from Alamos in the current year. In addition, upon the delivery of a feasibility study, Alamos must pay the Company $3 million and either an additional $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

Liquidity and Capital Resources
The Company’s working capital position, at December 31, 2013, was $24.9 million, down from $43.4 million at December 31, 2012. Excluding the flow-through share premium, working capital amounted to $30.2 million at December 31, 2013 and $49.6 million at December 31, 2012. Cash and short-term deposits at December 31, 2013 totaled $21.2 million versus $43.4 million at December 31, 2012. At the end of 2012, the Company closed two significant financings raising gross proceeds of $42.0 million, significantly increasing cash and short-term deposits at the time. Cash resources have diminished since the end of 2012 as the Company completed drilling and exploration programs at KSM and Courageous Lake and supported the review of the environmental assessment application/environmental impact statement for KSM.

On December 10, 2013 the Company issued 1,500,000 flow-through common shares, at $11.17 per share, raising gross proceeds of $16.8 million. The purchase price represented a 46.6% premium over the market price of the Company’s shares on that date. The Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and has transferred the deductibility to the purchasers of the flow-through shares. The Company has committed to spend the full $16.8 million on qualifying expenditures over fiscal 2014. This financing along with working capital on hand are sufficient to complete its planned 2014 exploration programs and continue supporting the review process for the environmental assessment application into the middle of 2014, when a decision is anticipated.

On November 21, 2012, the Company closed two private placement financings totalling 1,100,000 flow-through common shares, at an average price per share of $21.85, raising gross proceeds of $24.0 million. The purchase price for 635,800 shares subscribed to, by residents of British Columbia, was $22.68 and represented a 44% premium over the market price of the Company’s shares on the day the financing closed. The purchase price for 464,200 shares subscribed to, by residents outside of British Columbia, was $20.72 and represented a 32% premium over the market price of the Company’s shares. For tax purposes, the Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and has transferred the deductibility to the purchasers of the flow-through shares.  The Company spent the full $24.0 million on qualifying expenditures in the period from closing of the financing to the end of 2013.

In December 2012, the Company issued 1,004,491 common shares to Royal Gold Inc. (“Royal Gold”) at $17.92 per share raising gross proceeds of $18 million. This transaction was a follow-up transaction to a similar financing that closed in June 2011 and is further described below. The purchase price for the shares was equal to a 15% premium over the market price of the Company’s shares and provided Royal Gold an option to acquire a 0.75% net smelter royalty on all gold and silver production sales from the KSM property for the lesser of $60 million or US$75 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. Combined with the option purchased in 2011, Royal Gold now holds an option to purchase a 2% net smelter royalty on all gold and silver production sales from KSM for the lesser of $160 million or US$200 million.

During the year ended December 31, 2013, operating activities, including working capital adjustments, used $5.7 million compared to $4.2 million used by operating activities in 2012. Operating activities in the near-term are not expected to deviate significantly from current levels.  Expenditures on mineral interests of $34.6 million excluding recoveries are down from the $48.8 million spent in 2012. In 2012, the Company completed both a winter/spring and a fall exploration program at Courageous Lake while in the current year only completed a winter/spring program. In 2013, $2.0 million was received in cash as partial consideration for optioned mineral properties whereas in 2012, only $1.0 million in cash was received for similar payments.

The Company will continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.

		Payments due by period
Contractual obligations ($000's)	Total	2014	2015-16	2017-18	After 2018
Mineral interests	9,319	851	1,792	2,389	4,287
Flow-through expenditures	16,755	16,755	-	-	-
Business premises operating lease	440	132	264	44	-
	26,514	17,738	2,056	2,433	4,287

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook
In 2014, the Company has planned a follow-up drilling program at KSM to further define the Deep Kerr resource and discover additional core deposit. The Company will also continue to support the review process of the environmental assessment application for KSM. The Company plans to continue to seek opportunities to either sell or joint venture KSM. The recent drilling results from Deep Kerr, and in particular its copper mineralization, along with the anticipated approval of the environmental assessment has enhanced the potential to attract the interest of major base metal companies to enter into a joint venture arrangement that would allow the Company to move the project closer toward production. Although the Company’s focus will remain on KSM in 2014, a limited surface exploration program is planned for the Courageous Lake to establish high priority drilling targets at the project.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2013, the Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

Internal Controls Over Financial Reporting
The Company’s management, under the supervision of the CEO and the CFO, are responsible for establishing and maintaining the Company’s internal controls over financial reporting. Management conducted an evaluation of internal controls over financial reporting based on the framework established in “Internal Control – Integrated Framework”  issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, the CEO and CFO concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2013.

There was no change in the Company’s internal controls over financial reporting that occurred during the period October 1, 2013 to December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent events
Subsequent to December 31, 2013, 700,000 five-year options were granted to seven directors of the Company at an exercise price of $10.36. This grant is subject to shareholder approval and the vesting is subject to the earlier of a major transaction on one of the Company’s two core assets or receipt of environmental assessment and environmental impact statement certificates for the KSM project. The fair value of these options will be amortized, from the date of the grant, over the expected service life of the options.

Shares Issued and Outstanding
At March 24, 2014, the issued and outstanding common shares of the Company totaled 47,081,376. In addition, there were 3,625,000 stock options granted and outstanding and 235,000 RSUs that are subject to shareholder approval. Assuming the exercise of all outstanding options and RSUs, there would be 50,941,376 common shares issued and outstanding.

Related Party Transactions
During the year ended December 31, 2013, a private company controlled by a director of the Company was paid $96,604 (2012 - $87,000) for software licenses provided by his company; a private company controlled by an officer was paid $155,595 (2012 - $270,014) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at December 31, 2013, $71,000 of liabilities to related parties remained outstanding (December 31, 2012 – $39,000).

Recent accounting standards issued and applied
IFRS 10, Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC 12.  In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The Company adopted IFRS 10 on January 1, 2013 and it had no significant impact on the financial statements.

IFRS 11, Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.  IFRS 11 requires classification of interests in joint arrangements as either joint operations or joint ventures. For a joint operation, assets, liabilities, revenues and expenses are recognized and for a joint venture, the equity method is applied. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value, including any allocation of goodwill, into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.  The Company adopted IFRS 11 on January 1, 2013 and it had no impact on the financial statements.

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosure of information about involvement with consolidated and unconsolidated entities, including structured entities. The Company adopted IFRS 12 on January 1, 2013 and it had no impact on the financial statements.

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard provides a single source of guidance of how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus is on an exit price. The Company adopted IFRS 13 on January 1, 2013 and it had no impact on the financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine was issued by the IASB on October 20, 2011. The new standard addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current stripping activity asset. The standard also provides guidance for the amortization and impairment of such assets. The Company adopted IFRIC 20 on January 1, 2013 and given the development stage of the Company’s projects, it had no impact on the financial statements.

Changes in Accounting Standards Not Yet Adopted
IFRS 9, Financial Instruments - In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. The Company is currently assessing the impact of adopting IFRS 9 on the consolidated financial statements.

Risks and Uncertainties
The following discussion on risks and uncertainties should be read in conjunction with documentation contained in the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Metal Prices
Factors beyond the control of the Company affect the price and marketability of any gold or other minerals discovered.  Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, faith in paper currencies, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.  However, as the Company is highly leveraged to the price of gold, fluctuations in the gold price should have an even greater impact on the price of the Company's shares.

Uncertainty of Mineral Resources and Mineral Reserves
The Company reports mineral resources and mineral reserves in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Mineral resources and mineral reserves have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.

The statements of mineral resources and mineral reserves disclosed by the Company are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Such estimates necessarily include presumptions of continuity of mineralization which may not actually be present.  Market fluctuations and the prices of metals may render mineral resources and mineral reserves uneconomic.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Company’s mineral projects are in various stages of development, and only the Company’s KSM project contains mineral reserves. The Company’s ability to put these properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably.  The mineral resources and mineral reserves have been determined and valued based on assumed mineral prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for minerals may render portions of the Company’s mineralization as uneconomic and result in reduced reported mineralization.  Greater assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic, but such studies remain subject to the same risks and uncertainties.

Exploration and Development Risks
The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, KSM and Courageous Lake have known bodies of commercial ore but have yet to receive operating permits or adequate funding to advance the project to production. Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production.  The Company has relied and may continue to rely upon consultants for development and operating expertise.  The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced.  Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral Deposits and Production Costs
Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that any gold, copper or other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Currency Exchange Rate Fluctuation
The minerals present in the Company's projects are sold in U.S. dollars and therefore projected revenue of its projects is in U.S. dollars.  The Company’s material properties are located in Canada and therefore its projected expenses for developing its projects are in Canadian dollars.  The prefeasibility report and preliminary assessments on the KSM and Courageous Lake projects use a U.S. dollar value for all projected expenses by converting projected Canadian dollar expenses into U.S. dollars.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than these estimates, the profitability of the projects will be more than or less than that estimated in the preliminary assessments, respectively (if the other assumptions are realized).

Financing Risks
The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects, or equity financing or other means.  Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.  Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock.  These financings may be on terms less favorable to the Company than those obtained previously.  The Company has stated that its business plan is to increase gold ounces in the ground but not to go into production on its own.

Uninsurable Risks
In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition
The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements
The Company's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Political Risk
Properties in which the Company has, or may acquire, an interest are, or may be, located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land.  The Company’s material properties are in British Columbia and the Northwest Territories of Canada and are in areas with a First Nations presence.  Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as tax laws, business laws, environmental laws, native land claims entitlements or procedures and mining laws, affecting the Company’s business in those areas.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

Foreign Operations
The Company currently has limited interests in properties located outside of Canada but holds interests in various projects within the United States. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including exchange controls, currency fluctuations, changes in taxation laws or policies as well as by-laws and policies of the United States and Canada affecting foreign trade, investment and taxation.

Limited Operating History: Losses
The Company to date has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in most years of its operations.  All activities have been of an exploration and development nature.  There can be no assurance that the Company will generate profits in the future.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax.  All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Forward Looking Statements
The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.